File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com



SEC MAIL
PROCESSING
RECEIVED
JUN 19 2006
WASH. D.C.
190
SECTION



06014538

16 June 2006

SUPPL

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] on 16 June 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

PROCESSED
JUN 22 2006
THOMSON
FINANCIAL

M D Richardson
Chief Financial Officer

Enclosure:
1. NZX Ongoing Disclosure of Director

View Announcement

Headline	Ongoing Disclosure - J W Gilks
Announcement text	Disclosure Notice* Disclosure of directors' and officers' relevant interests Section 19T, Securities Markets Act 1988 A. Disclosure obligation (tick box to note which disclosure obligation applies)** Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice). B. Preliminary 1. Name JOHN WILLIAM GILKS 2. Name of issuer Fisher & Paykel Appliances Holdings Limited 3. Name of related body corporate (if applicable)1 N.A. 4. Position you hold in the issuer DIRECTOR 5 Date of this disclosure notice 16 JUNE 2006 C. Nature of relevant interest 6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) JOHN WILLIAM GILKS AND COLIN JAMES MAIDEN 7. Class and type of security3 (as required by regulation 6B or regulation 8) ORDINARY SHARES 8. Nature of relevant interest4 in security (as required by regulation 6A (a) or regulation 7(a)) HELD AS TRUSTEE OF THE FISHER & PAYKEL EXECUTIVE SHARE PURCHASE SCHEME. D. Date (for initial disclosure) 9. Date of disclosure obligation (as required by regulation 6C) N.A. E. Transaction (for ongoing disclosure) 10. Date of last disclosure5 (as required by regulation 13) 6 APRIL 2006 11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 31 MAY 2006 12. Number of transactions6 (as required by regulation 12(2), if applicable) ONE 13. Nature or type of transaction7 (as required by regulation 11(1)(a)) SALE OF UNALLOCATED SHARES IN EMPLOYEE SHARE TRUST 14. Consideration8 (as required by regulation 10) $4.17 PER SHARE 15. Number of securities held prior, set out by class and type (as required by regulation 8) 11,488 16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 11,488 F. Extent of relevant interest 17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) NIL G. Signature J W Gilks
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  Released - 16 Jun 2006 at 12:21:23 PM
- FPA - Lifting of Trading Halt of Securities
  Released - 16 Jun 2006 at 09:00:44 AM
- FPA Completes NZ$55 Million Institutional Placement
  Released - 16 Jun 2006 at 08:49:01 AM
- Presentation on Italian cookware business acquisition
  Released - 15 Jun 2006 at 11:14:51 AM
- FPA - Application for Waiver and Approval
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Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	JOHN WILLIAM GILKS
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	DIRECTOR
5	Date of this disclosure notice	16 JUNE 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	JOHN WILLIAM GILKS AND COLIN JAMES MAIDEN
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	ORDINARY SHARES
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	HELD AS TRUSTEE OF THE FISHER & PAYKEL EXECUTIVE SHARE PURCHASE SCHEME.

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	6 APRIL 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	31 MAY 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	ONE

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	SALE OF UNALLOCATED SHARES IN EMPLOYEE SHARE TRUST
14.	Consideration[8] (as required by regulation 10)	$4.17 PER SHARE
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	11,488
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	11,488

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	NIL

G. Signature

J W Gilks

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Fisher & Paykel Appliances Holdings Limited
ABN	098026263

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN WILLIAM GILKS
Date of last notice	6 APRIL 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ORDINARY SHARES HELD AS TRUSTEE OF THE FISHER & PAYKEL EXECUTIVE SHARE PURCHASE SCHEME HELD BY JOHN WILLIAM GILKS AND COLIN JAMES MAIDEN
Date of change	31 MAY 2006
No. of securities held prior to change	11,488
Class	ORDINARY SHARES
Number acquired	
Number disposed	11,488
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.17 PER SHARE
No. of securities held after change	NIL
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	SALE OF UNALLOCATED SHARES IN EMPLOYEE SHARE TRUST.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com



RECEIVED
JUN 19 2006
WASH. D.C.
190
SECTION

16 June 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] on 15 June 2006 and 16 June 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

M D Richardson
Chief Financial Officer

Enclosure:

1. NZX – Trading Halt – 15 June 2006
2. ASX – Trading Halt – 15 June 2006
3. ASX/NZX – Fisher & Paykel Acquires Italian Cookware Company – 15 June 2006
4. NZX – Application for Waiver – 15 June 2006
5. ASX/NZX – Presentation Supporting Acquisition of Elba SpA – 15 June 2006

File Reference 82-34868

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Headline	FPA - Trading Halt of Securities
Announcement text	NZX Regulation Announcement Fisher & Paykel Appliances Holdings Limited (FPA) Trading Halt of Securities NZX Regulation advises that at the request of Fisher & Paykel Appliances Holdings Limited (FPA), a trading halt has been placed on FPA securities effective immediately pending the successful completion of the book build process announced this morning, which is expected to be at approximately 10 am on Friday, 16 June 2006.
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Trading Halt	PDF file	33	

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- FPA - Lifting of Trading Halt of Securities *Released - 16 Jun 2006 at 09:00:44 AM*
- FPA Completes NZ$55 Million Institutional Placement *Released - 16 Jun 2006 at 08:49:01 AM*
- Presentation on Italian cookware business acquisition *Released - 15 Jun 2006 at 11:14:51 AM*
- FPA - Application for Waiver and Approval *Released - 15 Jun 2006 at 09:28:38 AM*
- FPA - Trading Halt of Securities *Released - 15 Jun 2006 at 08:41:58 AM*

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15 June 2006

NZX Regulation Announcement
Fisher & Paykel Appliances Holdings Limited (FPA)
Trading Halt of Securities

NZX Regulation advises that at the request of Fisher & Paykel Appliances Holdings Limited (FPA), a trading halt has been placed on FPA securities effective immediately pending the successful completion of the book build process announced this morning, which is expected to be at approximately 10 am on Friday, 16 June 2006.

ENDS


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

15 June 2006

Fisher & Paykel Appliances Holdings Limited

TRADING HALT

The securities of Fisher & Paykel Appliances Holdings Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 19 June 2006 or when the announcement is released to the market.

Security Code: FPA

A.R.A. Black

Andrew Black
Senior Adviser, Issuers (Sydney)

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

Mr Black
Companies Adviser
Australian Stock Exchange Limited
Level 6
20 Bridge Street
SYDNEY NSW 2000

15 June 2006

Dear Mr Black

Fisher & Paykel Appliances Holdings Limited - Request For Trading Halt

Fisher & Paykel Appliances Holdings Limited ("FPAH") requests a trading halt of FPAH securities from the commencement of trading today.

In accordance with listing rule 17.1, FPAH provides the following information:

a) The reason for the trading halt is that, although FPAH expects shortly to make an announcement regarding a significant transaction and associated funding arrangements, it is not yet in a position to provide full details, in particular, concerning the funding arrangements;
b) FPAH requests the trading halt continue until such time as it is in a position to make an announcement to the market concerning the final details of the funding arrangements. In any event, the trading halt will not last past the commencement of trading on 17 June 2005; and
c) FPAH is not aware of any reason why the trading halt should not be granted, nor of any other information relevant to this request.

If you have any queries concerning the above, please do not hesitate to contact the undersigned.

Yours faithfully

M D Richardson
Company Secretary
Phone: + 64 9 273 0600

File Reference 82-34868

View Announcement

Headline: Fisher & Paykel Appliances acquires Italian cookware co.

Announcement text: Fisher & Paykel Appliances acquires Italian cookware business

Fisher & Paykel Appliances Holdings Limited ("FPA") and De' Longhi S.p.A. (De' Longhi) announce today that FPA has agreed to acquire Elba S.p.A ("Elba"), the European cookware business of De' Longhi S.p.A. The purchase price for the acquisition of Elba is EUR78 million (approximately NZ$158 million).

Elba, based near Treviso, Italy, manufactures and distributes cookware products including freestanding cookers, built-in ovens and cooktops. It has a strong export focus to over 54 countries with a particular strength in the UK.

John Bongard, Managing Director and CEO of FPA said "We are delighted to have successfully completed the acquisition of Elba. Now that our US strategy is in place, the Elba acquisition provides us with the platform to achieve strategic growth in Europe. The acquisition will also provide further geographical diversification for us, balancing our exposures to the US, Australian and New Zealand markets".

"Elba is a well run, flexible cookware facility that will provide us with products and customers to help grow the sales of Fisher & Paykel and De' Longhi products in our key markets including Europe and the UK." Elba will also introduce a range of Fisher & Paykel branded products in the Australasian market.

De' Longhi CEO, Fabio De' Longhi said "the divestment of Elba is in line with De' Longhi's strategy to focus and foster growth in its key product categories of heating, air conditioning, food preparation, cleaning and ironing. De' Longhi will however continue to be the exclusive distributor of De' Longhi branded cookers in the Australian, New Zealand and Italian markets.

John Bongard continues, "We are also excited by the prospect of developing a close working relationship with De' Longhi and exploring mutually beneficial opportunities in the future".

For the 12 months ending 31 December 2005, sales for Elba were EUR83.9m million (NZ$170 million).

Signing and completion of the transaction occurred today.

FPA was advised by Deutsche Bank AG and received accounting / tax and legal advice from Ernst & Young and Cleary Gottlieb Steen and Hamilton respectively.

De' Longhi was advised by Cross Border Srl member of Global M&A and received legal advice from Studio Legale Abbatescianni and fiscal advice from Biscotti Novili.

Contacts:

Fisher & Paykel Appliances Holdings Limited

For further information please contact John Bongard, CEO and Managing Director; or Paul Brockett, VP Investor Relations, on +64 9 2730600. This announcement will also be available on our website

www.fisherpaykel.com

De' Longhi S.p.A.

For analysts and investors

De' Longhi S.p.A.

Investor Relations
T 0039 0422 413326
e-mail: investor.relations@delonghi.it

For the press

De' Longhi S.p.A.
Valentina Zanetti
T 0039 0422 413384

www.delonghi.com
www.elba-cookers.it

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Fisher & Paykel Appliances acquires Italian cookware business

Fisher & Paykel Appliances Holdings Limited ("FPA") and De' Longhi S.p.A. (De' Longhi) announce today that FPA has agreed to acquire Elba S.p.A ("Elba"), the European cookware business of De' Longhi S.p.A. The purchase price for the acquisition of Elba is €78 million (approximately NZ$158 million).

Elba, based near Treviso, Italy, manufactures and distributes cookware products including freestanding cookers, built-in ovens and cooktops. It has a strong export focus to over 54 countries with a particular strength in the UK.

John Bongard, Managing Director and CEO of FPA said "We are delighted to have successfully completed the acquisition of Elba. Now that our US strategy is in place, the Elba acquisition provides us with the platform to achieve strategic growth in Europe. The acquisition will also provide further geographical diversification for us, balancing our exposures to the US, Australian and New Zealand markets".

"Elba is a well run, flexible cookware facility that will provide us with products and customers to help grow the sales of Fisher & Paykel and De' Longhi products in our key markets including Europe and the UK." Elba will also introduce a range of Fisher & Paykel branded products in the Australasian market.

De' Longhi CEO, Fabio De' Longhi said "the divestment of Elba is in line with De' Longhi's strategy to focus and foster growth in its key product categories of heating, air conditioning, food preparation, cleaning and ironing. De' Longhi will however continue to be the exclusive distributor of De' Longhi branded cookers in the Australian, New Zealand and Italian markets.

John Bongard continues, "We are also excited by the prospect of developing a close working relationship with De' Longhi and exploring mutually beneficial opportunities in the future".

For the 12 months ending 31 December 2005, sales for Elba were €83.9m million (NZ$170 million).

Signing and completion of the transaction occurred today.

FPA was advised by Deutsche Bank AG and received accounting / tax and legal advice from Ernst & Young and Cleary Gottlieb Steen and Hamilton respectively.

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Headline: FPA - Application for Waiver and Approval

Announcement text:

NZX Regulation Decision
Fisher & Paykel Appliances Holdings Limited ("FPA")
Application for Waiver from Listing Rule 7.3.5(a) and for Approval under Listing Rule 8.1.4

Background

1. FPA announced earlier today a proposed placement of approximately $55 million new ordinary FPA shares to institutional investors ("the Placement") and the offer of approximately $10 million new ordinary FPA shares to existing New Zealand and Australian FPA shareholders ("the Share Purchase Plan") to partly fund the purchase of appliance industry related assets.

2. FPA has advised the NZX that the Placement will be undertaken by way of a book build process whereby the arranger, Deutsche Bank AG, will seek expressions of interest and prices from institutional investors. FPA ordinary shares would then be allocated to those investors based on those expressions of interest. The process will be arms' length and impartial as between FPA and the ultimate investors. The price payable by the successful institutions for the FPA shares will not be known until the end of the book build process.

3. The Placement is to be underwritten by Deutsche Bank, who will commit to subscribe for FPA shares at an agreed price ("the Underwritten Price") to make up any shortfall in the subscription by the institutional investors. The Underwritten Price will not be agreed until immediately prior to the launch of the Placement.

4. In addition to the Placement, FPA has advised the NZX that it intends to offer FPA ordinary shares up to the value of NZ$5,000 to each existing New Zealand and Australian FPA shareholder under the SPP. The SPP is intended to allow all New Zealand and Australian FPA shareholders the opportunity to participate in the capital raising. The issue price of the SPP Shares will be the lower of the Placement price or a 2.5% discount to the average end of day market price of FPA shares sold through the NZSX during the ten trading days commencing on 17 July 2006.

Application

5. FPA has applied to NZXR for:

(a) a waiver from the requirement in Listing Rule 7.3.5(a), to the extent required, so that institutional investors, whose only association with FPA is through common directors, are able to participate in the Placement; and

(b) approval under Listing Rule 8.1.4 in relation to the price payable for the shares offered under the SPP.

Waiver from Listing Rule 7.3.5(a)

6. FPA intends to issue the Placement shares under Listing Rule 7.3.5. In doing so, it intends to ensure that the shares issued, when added to any other ordinary shares issued in the past 12 months under the authority of Listing Rule 7.3.5, would not result in the total number of ordinary shares being issued under the Placement exceeding a total of more than 15% of the issued ordinary shares of FPA (in accordance with the formula provided in Listing Rule 7.3.5(b)). FPA has advised the NZX that the Placement will be within that threshold.

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Last 5 Released Announcement(s)

- FPA - Lifting of Trading Halt of Securities *Released - 16 Jun 2006 at 09:00:44 AM*
- FPA Completes NZ$55 Million Institutional Placement *Released - 16 Jun 2006 at 08:49:01 AM*
- Presentation on Italian cookware business acquisition *Released - 15 Jun 2006 at 11:14:51 AM*
- FPA - Application for Waiver and Approval *Released - 15 Jun 2006 at 09:28:38 AM*
- FPA - Trading Halt of Securities *Released - 15 Jun 2006 at 08:41:58 AM*

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7. Listing Rule 7.3.5(a) requires that the shares which are issued under Listing Rule 7.3.5 not be issued in whole or in part to any Director or Associated Person of a Director of FPA. It is intended that the Placement shares would all be issued to a number of as yet undetermined institutional investors to be arranged by Deutsche Bank.

8. As an inadvertent consequence of the process of the Placement, it is a possibility that one or more of the institutional investors who ultimately receive FPA shares could be associated with one or more FPA directors, through common directorships.

9. Technically, if this occurs, this would take the Placement outside of Listing Rule 7.3.5 by virtue of the requirement under Listing Rule 7.3.5 (a) not to place the shares with any Associated Person of a Director of FPA.

10. To enable FPA to proceed with the Placement as planned, FPA sought a waiver from Listing Rule 7.3.5(a) to the extent required so that institutional investors, whose only association with FPA is through common directors, are able to participate in the Placement.

11. In support of its application for the waiver from Rule 7.3.5(a), FPA made the following submissions:

(a) no FPA Director would be involved in the decision as to which institutions would receive the Placement shares;

(b) no FPA Director would be involved in the decision making process of any of the institutions who are made offers to participate in the Placement; and

(c) the book build process would be conducted on an arms' length basis by Deutsche Bank and all institutional investors.

Approval under Listing Rule 8.1.4

12. The issue price of the SPP shares will be the lower of:

(a) the Placement price; or

(b) a 2.5% discount to the average end of day market price of FPA shares sold through the NZSX during the ten trading days commencing on 17 July 2006.

13. FPA has advised the NZX that it is expected that the period over which the average price for the purposes of paragraph 12(b) above is calculated will commence on the Monday following the close of the offer under the SPP. The SPP issue price will then be announced on the Monday following the end of that 10 day trading period over which the average price is calculated, and the shares under the SPP allotted the following day.

14. Placement shares will now be allotted under the Placement one day after the SPP opens. That said, the book build process will have been completed and the price for the placement determined before the offer under the SPP is made to shareholders.

15. Although FPA advise that it is not expected to be the case, it is possible that the average market price over the ten trading day period before the SPP is priced will be lower than the Average Market Price of FPA ordinary shares (as defined in Listing Rule 8.1.3(c)) and could result in the SPP issue price being less than 90% of the Average Market Price even though only a 2.5% discount is applied.

16. In support of its application for approval under Listing Rule 8.1.3, so that FPA can undertake the SPP in the event that the SPP issue price is less than 90% of the Average Market Price under Listing Rule 8.1.3, FPA made the following submissions:

(a) FPA made the decision to undertake the SPP in order to give its small shareholders the opportunity to participate in the proposed capital raising, rather than simply raising all capital required in relation to the proposed acquisition by way of the Placement;

(b) the SPP is being offered to all eligible shareholders (being those shareholders resident in New Zealand or Australia) on the same terms and conditions;

(c) the SPP issue price is intended to offer a small discount to the

average price applying immediately before the pricing day and to never be more than the price paid by institutional investors under the Placement. If approval is not granted, then FPA cannot guarantee to shareholders that the SPP issue price will be less than the current market price of FPA shares. This is considered by FPA to be potentially unfair to its small shareholders;

(d) the amount of the shares to be issued under the SPP is only around 1% of the market capitalisation of FPA;

(e) before any share issue can occur, FPA is required to resolve that the issue price is fair and reasonable to the company and to all existing shareholders under section 47 of the Companies Act 1993 and provide a certificate to that effect.

Relevant Listing Rules

17. Listing Rule 7.3.5(a) provides:

An Issuer may issue Equity Securities if:

(a) the issue is not made in whole or in part to any Director of the Issuer, Associated Person of a Director or Employee (as defined in Rule 7.3.6) of the Issuer; ...

18. Rule 8.1.4 provides:

"Approval by NZX: Any provision of the nature referred to in Rule 8.1.1 or 8.1.2, or issue of the nature referred to in Rule 8.1.3, shall be subject to the approval of NZX. NZX may grant approval on such conditions as it thinks fit (including a condition for approval of resolutions of holders of any Class or group of Securities of the Issuer)."

19. Rule 8.1.3 provides:

"Issue of Equity Securities carrying Voting Rights - Pricing: If:

(a) an Issuer proposes to issue Equity Securities carrying Votes, or Securities which are Convertible into Equity Securities carrying Votes, under Rules 7.3.4(ba), 7.3.5 or 7.3.6 (the "Affected Securities"); and (Amended 10/05/06)

(b) the proportion that the issue price of the Affected Securities (together, in the case of Convertible Securities, with the amount of any consideration payable on Conversion), forms of the Average Market Price of that Issuer's existing Quoted Equity Securities is not at least 90% of the proportion that number of Votes carried by Affected Securities (or, in the case of Convertible Securities, the Securities into which the Affected Securities Convert), forms of the number of Votes carried by that Issuer's existing Quoted Equity Securities, (Amended 10/05/06)

the Issuer shall not issue the Affected Securities without the approval of NZX pursuant to Rule 8.1.4:

Provided that:

(c) for the purposes of this Rule 8.1 "Average Market Price" means the volume weighted average market price over the 20 Business Days before the earlier of the day the issue is made, or the proposal is announced to the market; and
(Amended 10/05/06)

(d) if the Issuer has more than one Class of Equity Securities Quoted, the existing Quoted Equity Securities in Rule 8.1.3(b) shall refer to the Class having the most similar characteristics (other than Votes) to the Affected Securities, or in the case of Convertible Securities, the Securities into which the Affected Securities Convert; and
(Amended 10/05/06)
(e) in the case of Convertible Securities where the consideration payable on Conversion is fixed by reference to the market price of existing Securities, the consideration payable on Conversion must be at least 90% of the Average Market Price of the Securities into which the Affected Securities Convert."
(Inserted 10/05/06)
20. The effect of Listing Rules 8.1.3 and 8.1.4 are that Issuers must seek NZX approval to issue securities at more than a 10% discount to the Average Market Price of that Issuer's existing Quoted Equity

Securities.

Decision

21. On the basis that the information provided to NZXR is full and accurate in all material respects, NZXR has decided to grant FPA a waiver from the requirement in Listing Rule 7.3.5(a) so that FPA may undertake the Placement without obtaining shareholder approval on the conditions that FPA:

(a) provides NZX with signed certificates from the Directors of FPA stating that the Placement has been undertaken on an arms' length and commercial basis and that they consider it to be in the best interests of FPA and FPA shareholders; and

(b) discloses this waiver and its conditions to the market.

22. On the basis that the information provided to NZXR is full and accurate in all material respects, NZXR grants approval under Listing Rule 8.1.4 for the proposed issue of shares under the SPP where the issue price represents a discount to the Average Market Price of FPA's existing shares of greater than 10% on the conditions that:

(a) the issue price of the SPP shares will be the lower of the Placement price or a 2.5% discount to the average end of day market price of FPA shares sold through the NZSX during the ten trading days commencing on 17 July 2006; and

(b) the Placement being made in accordance with the Listing Rules.

Reasons

23. In coming to the decision to grant FPA a waiver from Listing Rule 7.3.5(a), NZXR considered that:

(a) No Associated Person would be issued shares having a market value of more than 5% of the Average Market Capitalisation of FPA under the Placement and on that basis no issue arises under Listing Rule 9.2.2.

(b) No Directors of FPA who have common directorships that would trigger Listing Rule 7.3.5(a) are involved in the decision as to which institutional investors would receive shares or even which institutional investors are made offers to participate in the Placement and this is confirmed in writing by the Directors of FPA.

(c) The Placement would not result in any person or group of Associated Persons materially increasing their ability to exercise or direct the control of FPA.

24. In coming to the decision to grant FPA approval under the Rule 8.1.4 application, NZXR considered that:

(a) The objective of Rule 8.1.3 is to safe guard against the dilutionary effect of equity securities being issued at a discount which subsequently will affect security holder's voting rights. In this case, the dilution of voting rights will be negligible as the issue of shares under the SPP represents only around 1% of the market capitalisation of FPA.

(b) The particular issues of equity securities that Rule 8.1.3 is directed at are the issues of equity securities that do not require shareholder approval and are not issued on a pro rata basis. All shareholders of FPA at the record date who are resident in New Zealand and Australia are entitled to participate in the SPP on the same terms and conditions.

(c) NZX has previously approved issues discounted outside the Rule 8.1.3 threshold, where the price is marginally outside that threshold. Given the conditions imposed in relation to the approval, it is unlikely that the SPP issue price will fall materially outside of the Rule 8.1.3 threshold.

(d) Section 47 of the Companies Act 1993 requires the Directors of FPA that vote in favour of the issue to be required to hold (and certify to) the opinion that the issue price is fair and reasonable to FPA and all existing shareholders before the issue can take place.

Embargo Until None



26 May 2006

NZX Regulation Decision
Fisher & Paykel Appliances Holdings Limited ("FPA")
Application for Waiver from Listing Rule 7.3.5(a) and for Approval under Listing Rule 8.1.4

Background

1. FPA announced earlier today a proposed placement of approximately $55 million new ordinary FPA shares to institutional investors ("the Placement") and the offer of approximately $10 million new ordinary FPA shares to existing New Zealand and Australian FPA shareholders ("the Share Purchase Plan") to partly fund the purchase of appliance industry related assets.

2. FPA has advised the NZX that the Placement will be undertaken by way of a book build process whereby the arranger, Deutsche Bank AG, will seek expressions of interest and prices from institutional investors. FPA ordinary shares would then be allocated to those investors based on those expressions of interest. The process will be arms' length and impartial as between FPA and the ultimate investors. The price payable by the successful institutions for the FPA shares will not be known until the end of the book build process.

3. The Placement is to be underwritten by Deutsche Bank, who will commit to subscribe for FPA shares at an agreed price ("the Underwritten Price") to make up any shortfall in the subscription by the institutional investors. The Underwritten Price will not be agreed until immediately prior to the launch of the Placement.

4. In addition to the Placement, FPA has advised the NZX that it intends to offer FPA ordinary shares up to the value of NZ$5,000 to each existing New Zealand and Australian FPA shareholder under the SPP. The SPP is intended to allow all New Zealand and Australian FPA shareholders the opportunity to participate in the capital raising. The issue price of the SPP Shares will be the lower of the Placement price or a 2.5% discount to the average end of day market price of FPA shares sold through the NZSX during the ten trading days commencing on 17 July 2006.

Application

5. FPA has applied to NZXR for:

NEW ZEALAND EXCHANGE LIMITED. LEVEL 2, 11 CABLE STREET, PO BOX 2959, WELLINGTON, NEW ZEALAND.
Telephone +64 4 472 7599 Fax +64 4 473 3181 www.nzx.com

(a) a waiver from the requirement in Listing Rule 7.3.5(a), to the extent required, so that institutional investors, whose only association with FPA is through common directors, are able to participate in the Placement; and

(b) approval under Listing Rule 8.1.4 in relation to the price payable for the shares offered under the SPP.

Waiver from Listing Rule 7.3.5(a)

6. FPA intends to issue the Placement shares under Listing Rule 7.3.5. In doing so, it intends to ensure that the shares issued, when added to any other ordinary shares issued in the past 12 months under the authority of Listing Rule 7.3.5, would not result in the total number of ordinary shares being issued under the Placement exceeding a total of more than 15% of the issued ordinary shares of FPA (in accordance with the formula provided in Listing Rule 7.3.5(b)). FPA has advised the NZX that the Placement will be within that threshold.

7. Listing Rule 7.3.5(a) requires that the shares which are issued under Listing Rule 7.3.5 not be issued in whole or in part to any Director or Associated Person of a Director of FPA. It is intended that the Placement shares would all be issued to a number of as yet undetermined institutional investors to be arranged by Deutsche Bank.

8. As an inadvertent consequence of the process of the Placement, it is a possibility that one or more of the institutional investors who ultimately receive FPA shares could be associated with one or more FPA directors, through common directorships.

9. Technically, if this occurs, this would take the Placement outside of Listing Rule 7.3.5 by virtue of the requirement under Listing Rule 7.3.5(a) not to place the shares with any Associated Person of a Director of FPA.

10. To enable FPA to proceed with the Placement as planned, FPA sought a waiver from Listing Rule 7.3.5(a) to the extent required so that institutional investors, whose only association with FPA is through common directors, are able to participate in the Placement.

11. In support of its application for the waiver from Rule 7.3.5(a), FPA made the following submissions:

    (a) no FPA Director would be involved in the decision as to which institutions would receive the Placement shares;

    (b) no FPA Director would be involved in the decision making process of any of the institutions who are made offers to participate in the Placement; and

    (c) the book build process would be conducted on an arms' length basis by Deutsche Bank and all institutional investors.

NEW ZEALAND EXCHANGE LIMITED. LEVEL 2, 11 CABLE STREET, PO BOX 2959, WELLINGTON, NEW ZEALAND.
Telephone +64 4 472 7599 Fax +64 4 473 3181 www.nzx.com

Approval under Listing Rule 8.1.4

12. The issue price of the SPP shares will be the lower of:

    (a) the Placement price; or

    (b) a 2.5% discount to the average end of day market price of FPA shares sold through the NZSX during the ten trading days commencing on 17 July 2006.

13. FPA has advised the NZX that it is expected that the period over which the average price for the purposes of paragraph 12(b) above is calculated will commence on the Monday following the close of the offer under the SPP. The SPP issue price will then be announced on the Monday following the end of that 10 day trading period over which the average price is calculated, and the shares under the SPP allotted the following day.

14. Placement shares will now be allotted under the Placement one day after the SPP opens. That said, the book build process will have been completed and the price for the placement determined before the offer under the SPP is made to shareholders.

15. Although FPA advise that it is not expected to be the case, it is possible that the average market price over the ten trading day period before the SPP is priced will be lower than the Average Market Price of FPA ordinary shares (as defined in Listing Rule 8.1.3(c)) and could result in the SPP issue price being less than 90% of the Average Market Price even though only a 2.5% discount is applied.

16. In support of its application for approval under Listing Rule 8.1.3, so that FPA can undertake the SPP in the event that the SPP issue price is less than 90% of the Average Market Price under Listing Rule 8.1.3, FPA made the following submissions:

    (a) FPA made the decision to undertake the SPP in order to give its small shareholders the opportunity to participate in the proposed capital raising, rather than simply raising all capital required in relation to the proposed acquisition by way of the Placement;

    (b) the SPP is being offered to all eligible shareholders (being those shareholders resident in New Zealand or Australia) on the same terms and conditions;

    (c) the SPP issue price is intended to offer a small discount to the average price applying immediately before the pricing day and to never be more than the price paid by institutional investors under the Placement. If approval is not granted, then FPA cannot guarantee to shareholders that the SPP issue price will be less than the current market price of FPA shares. This is considered by FPA to be potentially unfair to its small shareholders;

(d) the amount of the shares to be issued under the SPP is only around 1% of the market capitalisation of FPA;

(e) before any share issue can occur, FPA is required to resolve that the issue price is fair and reasonable to the company and to all existing shareholders under section 47 of the Companies Act 1993 and provide a certificate to that effect.

Relevant Listing Rules

17. Listing Rule 7.3.5(a) provides:

An Issuer may issue Equity Securities if:

(a) the issue is not made in whole or in part to any Director of the Issuer, Associated Person of a Director or Employee (as defined in Rule 7.3.6) of the Issuer; ...

18. Rule 8.1.4 provides:

"**Approval by NZX**: Any provision of the nature referred to in Rule 8.1.1 or 8.1.2, or issue of the nature referred to in Rule 8.1.3, shall be subject to the approval of NZX. NZX may grant approval on such conditions as it thinks fit (including a condition for approval of resolutions of holders of any Class or group of Securities of the Issuer)."

19. Rule 8.1.3 provides:

"**Issue of Equity Securities carrying Voting Rights – Pricing: If:**

(a) an Issuer proposes to issue Equity Securities carrying Votes, or Securities which are Convertible into Equity Securities carrying Votes, under Rules 7.3.4(ba), 7.3.5 or 7.3.6 (the "Affected Securities"); and
(Amended 10/05/06)

(b) the proportion that the issue price of the Affected Securities (together, in the case of Convertible Securities, with the amount of any consideration payable on Conversion), forms of the Average Market Price of that Issuer's existing Quoted Equity Securities is not at least 90% of the proportion that number of Votes carried by Affected Securities (or, in the case of Convertible Securities, the Securities into which the Affected Securities Convert), forms of the number of Votes carried by that Issuer's existing Quoted Equity Securities,
(Amended 10/05/06)

the Issuer shall not issue the Affected Securities without the approval of NZX pursuant to Rule 8.1.4:

Provided that:

(c) for the purposes of this Rule 8.1 "Average Market Price" means the volume weighted average market price over the 20 Business Days before the earlier of the day the issue is made, or the proposal is announced to the market; and
(Amended 10/05/06)

NEW ZEALAND EXCHANGE LIMITED. LEVEL 2, 11 CABLE STREET, PO BOX 2959, WELLINGTON, NEW ZEALAND.
Telephone +64 4 472 7599 Fax +64 4 473 3181 www.nzx.com

(d) if the Issuer has more than one Class of Equity Securities Quoted, the existing Quoted Equity Securities in Rule 8.1.3(b) shall refer to the Class having the most similar characteristics (other than Votes) to the Affected Securities, or in the case of Convertible Securities, the Securities into which the Affected Securities Convert; and

(Amended 10/05/06)

(e) in the case of Convertible Securities where the consideration payable on Conversion is fixed by reference to the market price of existing Securities, the consideration payable on Conversion must be at least 90% of the Average Market Price of the Securities into which the Affected Securities Convert."

(Inserted 10/05/06)

20. The effect of Listing Rules 8.1.3 and 8.1.4 are that Issuers must seek NZX approval to issue securities at more than a 10% discount to the Average Market Price of that Issuer's existing Quoted Equity Securities.

Decision

21. On the basis that the information provided to NZXR is full and accurate in all material respects, NZXR has decided to grant FPA a waiver from the requirement in Listing Rule 7.3.5(a) so that FPA may undertake the Placement without obtaining shareholder approval on the conditions that FPA:

    (a) provides NZX with signed certificates from the Directors of FPA stating that the Placement has been undertaken on an arms' length and commercial basis and that they consider it to be in the best interests of FPA and FPA shareholders; and

    (b) discloses this waiver and its conditions to the market.

22. On the basis that the information provided to NZXR is full and accurate in all material respects, NZXR grants approval under Listing Rule 8.1.4 for the proposed issue of shares under the SPP where the issue price represents a discount to the Average Market Price of FPA's existing shares of greater than 10% on the conditions that:

    (a) the issue price of the SPP shares will be the lower of the Placement price or a 2.5% discount to the average end of day market price of FPA shares sold through the NZSX during the ten trading days commencing on 17 July 2006; and

    (b) the Placement being made in accordance with the Listing Rules.

Reasons

23. In coming to the decision to grant FPA a waiver from Listing Rule 7.3.5(a), NZXR considered that:

NEW ZEALAND EXCHANGE LIMITED. LEVEL 2, 11 CABLE STREET, PO BOX 2959, WELLINGTON, NEW ZEALAND.
Telephone +64 4 472 7599 Fax +64 4 473 3181 www.nzx.com

(a) No Associated Person would be issued shares having a market value of more than 5% of the Average Market Capitalisation of FPA under the Placement and on that basis no issue arises under Listing Rule 9.2.2.

(b) No Directors of FPA who have common directorships that would trigger Listing Rule 7.3.5(a) are involved in the decision as to which institutional investors would receive shares or even which institutional investors are made offers to participate in the Placement and this is confirmed in writing by the Directors of FPA.

(c) The Placement would not result in any person or group of Associated Persons materially increasing their ability to exercise or direct the control of FPA.

24. In coming to the decision to grant FPA approval under the Rule 8.1.4 application, NZXR considered that:

(a) The objective of Rule 8.1.3 is to safe guard against the dilutionary effect of equity securities being issued at a discount which subsequently will affect security holder's voting rights. In this case, the dilution of voting rights will be negligible as the issue of shares under the SPP represents only around 1% of the market capitalisation of FPA.

(b) The particular issues of equity securities that Rule 8.1.3 is directed at are the issues of equity securities that do not require shareholder approval and are not issued on a pro rata basis. All shareholders of FPA at the record date who are resident in New Zealand and Australia are entitled to participate in the SPP on the same terms and conditions.

(c) NZX has previously approved issues discounted outside the Rule 8.1.3 threshold, where the price is marginally outside that threshold. Given the conditions imposed in relation to the approval, it is unlikely that the SPP issue price will fall materially outside of the Rule 8.1.3 threshold.

(d) Section 47 of the Companies Act 1993 requires the Directors of FPA that vote in favour of the issue to be required to hold (and certify to) the opinion that the issue price is fair and reasonable to FPA and all existing shareholders before the issue can take place.

ENDS

NEW ZEALAND EXCHANGE LIMITED. LEVEL 2, 11 CABLE STREET, PO BOX 2959, WELLINGTON, NEW ZEALAND.
Telephone +64 4 472 7599 Fax +64 4 473 3181 www.nzx.com

File Reference 82-34868

View Announcement

Headline	Presentation on Italian cookware business acquisition
Announcement text	This presentation supports the recent annnoucement of the acquisiton of Elba S.p.A., Italy. The full presentation will also be available on the company's website from Friday 16th June 2006 - www.fisherpaykel.com
Embargo Until	None

Description	Type	Size (kb)	Action
FPAH Investor Presentation	PDF file	686	

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Last 5 Released Announcement(s)

- FPA - Lifting of Trading Halt of Securities *Released - 16 Jun 2006 at 09:00:44 AM*
- FPA Completes NZ$55 Million Institutional Placement *Released - 16 Jun 2006 at 08:49:01 AM*
- Presentation on Italian cookware business acquisition *Released - 15 Jun 2006 at 11:14:51 AM*
- FPA - Application for Waiver and Approval *Released - 15 Jun 2006 at 09:28:38 AM*
- FPA - Trading Halt of Securities *Released - 15 Jun 2006 at 08:41:58 AM*

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- *L Ross*

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Fisher&Paykel
appliances

Fisher&Paykel
appliances holdings limited



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Acquisition

of

Italian cookware manufacturer Elba SpA

Delivering a European growth platform

15 June 2006

Fisher&Paykel appliances holdings limited

Transaction Overview

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- FPA has acquired Elba SpA ("Elba") from De' Longhi SpA
- Purchase price of €78m (NZ$158m)[1]
  - acquisition to be part-funded by NZ$55m institutional placement
- Elba manufactures and distributes cookware products including freestanding cookers, built-in ovens and cooktops
- Brands acquired include Elba (100% owned), De' Longhi and Kenwood (both under 20 year license)



(1) Assumes NZD EUR exchange rate of 0.4943 (14 June 2006)


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Transaction Overview

- Key markets are Europe, US, Australasia, Africa, Middle East and Asia
- Key customers include large UK & US retailers, OEM and De' Longhi
- 2005 revenue of €85.5m and EBITDA of €11.2m
- Manufacturing facilities located at Basso Del Grappa, near Treviso Italy
- Employs 392 staff

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Strategic Rationale

15 June 2006



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Strategic Rationale



- Growth in international markets a core FPA strategy
- US strategy now in place and delivering
- Europe identified as next focus area for expansion
  - currently approximately 1% of total Appliances Group sales
- Cookware an essential part of European product offering
- Elba delivers
  - high quality European cookware offering
  - customer base to sell wider FPA product range
  - flexible manufacturing plant with surplus capacity
  - leverage cost down opportunities between FPA's three cookware manufacturing sites



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Effect On Geographic Revenue Base



FPA (Mar 06)
ROW 3%
Europe 1%
NZ 23%
Aust 35%



FPA + Elba[1]
ROW 5%
Europe 10%
NZ 20%
Aust 31%

(1) Pro-forma FPA FY 2006 + Elba FY 2005

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Acquisition Objectives

Elba meets a number of key objectives for international expansion

- Core appliance sector ☑
- Experienced management team ☑
- Complementary product range ☑
- Well recognised brands ☑
- Manufacturing facilities located in-market ☑
- Synergies with existing FPA operations ☑
- Attractive acquisition metrics ☑
- Positive earnings impact ☑


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Overview of Elba SpA

15 June 2006



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Well Recognised Brands

- Elba has three existing brands
- Plan to also introduce FPA branded product

KENWOOD

- Premium brand positioning
- 20 year licence from De' Longhi
- 10% total sales
- Key markets
  - UK

DeLonghi





- Premium & medium brand positioning
- 20 year license from De' Longhi
- 47% total sales
- Key markets
  - Italy
  - UK
  - Rest of Europe
  - Australasia

ELBA



- Medium & low brand positioning
- 100% owned by Elba (FPA)
- 18% total sales
- Key markets
  - Italy
  - UK
  - Asia
  - Africa/Middle East

OEM

- Full range of brand positioning
- Customer own branding
- 25% total sales
- Customers include
  - Brandt
  - CDA
  - De Dietrich
  - Gorenje
  - Ocean
  - Prestige
  - Whirlpool









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Elba Key Markets



2005 Sales (by region)
NZ 3%
US 3%
UK 31%
Europe 35%

- Largest market Europe and UK ~ 66% sales
  - Attractive growth market for FPA
- US currently small (commenced 2004) but high growth market
- Strong existing Australasian market position through De' Longhi brand
  - Opportunity to introduce FPA branded product
- Rest of world ~ diverse customer base (Africa, Asia, South America & Middle East)





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Customers and Distribution

Customers

- Key customers include UK large retailers, European OEM customers, De' Longhi Group (Australasia & Italy), large number of smaller distributors for rest of world

Distribution

- Majority of customers receive goods ex-works from Elba factory




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Complementary Products



Freestanders	Built-ins	Cooktops
		
54% of sales	18% of sales	13% of sales

- Elba has a broad range of products (approx 2,000 models)
- Complementary product range with FPA – esp. European freestanding cookers
- Heaters, spares, range hoods and other account for 15% of total sales

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Products – Freestanders













15 June 2006

Products – Built-in & Cooktops



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15 June 2006



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Manufacturing Facilities

- Located in Basso Del Grappa near Treviso, Northern Italy
- Plant area is 32,158m^2
- Plant is well maintained
- Current production ~ 390,000 units p.a.
- Capacity exceeding 600,000 units p.a. ~ surplus capacity available to manufacture FPA branded products





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Experienced Management

- Largely standalone business with experienced management team. Plan to retain this team

- Managing director – Antonio Pilati 22 years
- Regional sales – Roberto Bedin 2 years
  - previously worked at De Longhi 9 years
- Production manager – Fabrizio Galber 14 years
- Procurement manager – Franco Stefanini 3 years
- R&D manager – Gianni Marini 17 years





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Strategy under FPA's Ownership

Organisation Structure

- Elba's management team will continue to operate the business with support from FPA
- Appointment of Stuart Broadhurst as COO Europe
  - responsible for European, African and Middle Eastern business



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Identified Synergies

Cost synergies ~ EBITDA €1.8m pa (NZ$3.6m)[1]

- Lower component costs through greater scale (FPA / DCS / Elba)

Revenue synergies ~ EBITDA €3.4m pa (NZ$6.9m)[1]

- Manufacture FPA branded cookware product at Elba, in particular freestanding cookers
- Grow FPA branded product (cookware, refrigeration & dish drawer) in Europe and other key markets

Synergies expected to be realised in next 1 - 2 years

(1) Assumes NZD EUR exchange rate of 0.4943 (14 June 2006)


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Relationship With De' Longhi

- Ongoing distribution relationship with De' Longhi
  - Australia and New Zealand
  - Italy
- Heating appliances – Elba to manufacture small volume of heating appliances for De' Longhi on OEM basis
- Commitment to explore other mutually beneficial opportunities





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Financials

15 June 2006



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Elba Historic Financials

	Elba SpA			Elba + UK business
31 December €m	2003 Audited Italian GAAP	2004 Audited Italian GAAP	2005 Audited Italian GAAP	2005 Unaudited[1] IAS[2]
Total revenue	74.1	85.4	85.1	85.5
Operating costs	(66.6)	(76.3)	(75.7)	(74.3)
EBITDA	7.5	9.1	9.5	11.2
EBIT	2.2	5.4	5.8	7.5
Sales growth	*na*	*15.2%*	*(0.3%)*	*0.1%*
EBITDA margin	*10.1%*	*10.7%*	*11.2%*	*13.1%*
EBIT margin	*3.0%*	*6.3%*	*6.8%*	*8.8%*



(1) 2005 pro forma unaudited IAS includes full year of Elba SpA and UK businesses transferred to Elba

(2) Prepared under IAS principles (unaudited). IAS adjustment immaterial to EBITDA

Source: Elba audited accounts, extracts from UK business accounts



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Attractive Acquisition Metrics

	Pre synergies & costs (€m)	Post synergies & costs (€m)
2005 EBITDA (Elba + UK business)	**11.2**	**11.2**
Estimated synergies	-	5.2
Additional overheads	-	(1.4)
Pro forma EBITDA	**11.2**	**15.0**
Purchase price	**78.0**	**78.0**
One-off integration and transaction costs	-	3.0
Total investment	**78.0**	**81.0**
EV / EBITDA multiple	**7.0x**	**5.4x**

Source: Elba accounts, extracts from UK business accounts, FPA estimates


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Positive Financial Impact

- Expected to be EPS accretive in year one, assuming no synergies
- Synergies expected to be realised in next 1 -2 years
- For 2006 we have assumed softer conditions for Elba

Pro-forma – year one				
NZ$M	**FPA[1]**	**Elba[2]**	**FPA & Elba**	**% increase**
NPAT	77.5	5.4	82.9	+ 6.9%
EPS* (pre synergies, post additional overheads)	0.282		0.284	+0.7%
EPS* (post cost synergies & additional overheads)			0. 292	+ 3.5%
EPS* (post revenue & cost synergies and additional overheads)			0.307	+ 9.0%

Note: * All EPS calculations pre-acquisition goodwill
Assumes Euro NZD rate of 0.4943. NZ$65m equity issued at 14 June 2006 closing price (NZ$4.50)
Excludes transaction costs of approx €3.0m (NZ$6.0m)
(1) FPA guidance for NPAT(NZ$75.0 – 80.0m) at 2006 result announcement (mid point used)
(2) Full year Elba forecast for year ended 31 December 2006

Source: FPA annual results release, Elba accounts


Fisher&Paykel
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Acquisition Funding


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Elba funding

SPP
NZ$10m
6%

Placement
NZ$55m
35%

Senior debt
NZ$93m
59%

Acquisition
NZ$158m
(€78m)[1]

Effect on FPA

	Pre transaction (31 March 2006)	Post transaction Pro-forma
Equity	NZ$602m 74%	NZ$667m 69%
Net debt	NZ$208m 26%	NZ$301m 31%

(1) Assumes exchange rate of 0.4943 (14 June 2006)


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Equity Raising Timetable

15 June 2006


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Equity Raising

- **NZ$65m equity requirement comprising:**
  - NZ$55m institutional placement
  - NZ$10m share purchase plan
- **Institutional placement**
  - Bookbuild range NZ$4.05 – NZ$4.50
- **Share purchase plan**
  - Eligible shareholders may purchase up to NZ$5,000 each
  - Further information to be sent to shareholders following completion of the institutional placement
- **Placement and SPP fully underwritten**

- **Deutsche Bank is acting as financial adviser to FPA in relation to the transaction**
- **Deutsche Bank is also providing a bridge facility to fund the acquisition, and undertaking associated FX transactions**


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Equity Raising Timetable

- **Thursday 15 June 2006**
  - announcement of acquisition and placement
  - trading halted on the NZX and ASX
  - 11.30am (NZ) / 9.30am (Australian EST) investor presentation
  - 12.30pm (NZ) / 10.30am (Australian EST) – institutional bookbuild opens
  - 6.30pm (NZ) / 4.30pm (Australian EST) – institutional bookbuild closes for NZ and Australian investors
- **Friday 16 June 2006**
  - By 9.30am (NZ) / 7.30am (Australian EST) – allocations confirmed
  - 10.00am (NZ) FPA re-commences trading
- **Friday 23 June 2006**
  - Institutional settlement and allotment
- **Monday 26 June 2006**
  - New shares commence trading
- **Share purchase plan: 22 June – 14 July 2006**


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Summary

- Core appliance sector acquisition ☑
- Elba delivers a European growth platform ☑
- Complementary product range ☑
- Well recognised brands ☑
- Synergies with existing business ☑
- Attractive acquisition multiples ☑
- Positive financial impact ☑


Fisher&Paykel
appliances holdings limited



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Fisher&Paykel
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Fisher&Paykel
appliances holdings limited



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Innovation

Elba Financials – Balance Sheet

€m	May 2006 Unaudited
Fixed assets	20.7
Licenses & intangibles	19.8
Current assets	34.7
Other assets	0.9
Total assets	**76.1**
Net Debt[1]	-
Current liabilities	27.6
Other liabilities	13.6
Total tangible assets at acquisition	**35.0**

(1) Purchased on a net debt free basis

Source: Elba accounts



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Important Notice

The information in this presentation is an overview and does not contain all information necessary to an investment decision. It is intended to constitute a summary of certain information relating to:

- the proposed acquisition by Fisher & Paykel Appliances Holdings Limited (FPA) of Elba S.p.A (Elba); and
- the issue of ordinary shares (Shares) by FPA in connection therewith.

The information in this presentation does not purport to be a complete description of FPA, Elba, the acquisition or the issue of the Shares. In making an investment decision, investors must rely on their own examination of FPA, Elba and the effects of the acquisition, including the merits and risks involved. Investors should consult with their own legal, tax, business and/or financial advisors in connection with any acquisition of securities.

The information contained in this presentation has been prepared in good faith by FPA but includes certain information provided to FPA by Elba, which FPA has not verified. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation (any of which may change without notice). To the maximum extent permitted by law, FPA, Deutsche Bank AG ("DB"), their related bodies corporate and any of their directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of FPA, DB, their related bodies corporate and any of their directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation.

This presentation is not a prospectus or an offer of shares for subscription or sale in any jurisdiction. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States, or to or for the account or benefit of any U.S. person, unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause FPA's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither FPA, DB nor any other person, gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur.

The prospective financial information contained in this presentation necessarily is based upon a number of estimates and assumptions that, while presented with numerical specificity and considered reasonable by FPA, are inherently subject to significant business, economic and competitive uncertainties and contingencies many of which are beyond the control of FPA, and upon estimates and assumptions with respect to future business decisions which are subject to change. The inclusion of this information in the presentation should not be regarded as a representation or warranty with respect to its accuracy or the accuracy of the underlying estimates or assumptions or that FPA will achieve or is likely to achieve any particular results. This information also assumes the success of FPA's business strategies. The success of the strategies is subject to uncertainties and contingencies beyond FPA's control, and no assurance can be given that the strategies will be effective or that the anticipated benefits from the strategies will be realised in the period for which forecasts have been prepared or otherwise. Accordingly, there can be no assurance that these results will be realised. The prospective financial information presented in the presentation may vary from actual results, and these variations may be material. Prospective investors in the Shares are cautioned not to place undue reliance on this information.

The pro forma information contained in this presentation is intended for informational purposes only, and does not purport to be indicative of the results that actually would have been obtained or the financial position that actually would have existed during and for the periods presented, and is not necessarily indicative of FPA's operating results or financial position to be expected in future periods. The pro-forma information does not comply with the requirements of Regulation S-X under the U.S. Securities Act.

This presentation is being supplied to you solely for your information and may not be reproduced or distributed to any other person or published, in whole or in part, for any purpose. This presentation is not for distribution or release in the United States or to US Persons. By accepting this presentation, you represent and warrant that you are entitled to receive such presentation in accordance with the above restrictions and agree to be bound by the limitations contained herein.

View Announcement

Headline FPA Completes NZ$55 Million Institutional Placement

Announcement text

Fisher & Paykel Appliances Holdings Limited

FPA STOCK EXCHANGE RELEASE ASX/NZX 16 JUNE 2006

Fisher & Paykel Appliances Completes NZ$55 Million Institutional Placement

Fisher & Paykel Appliances Holdings Limited ("FPA") is pleased to confirm that it has today successfully completed the institutional component of the equity raising to partly fund the acquisition of Elba S.p.A.

Following strong demand, a total of 12 million shares will be issued through this placement, to raise NZ$55 million. The placement price of NZ$4.60 was determined by a bookbuild and represents a 2.2% premium to the closing price on 14 June 2006.

FPA's CEO and Managing Director, John Bongard said, "We are delighted with the success of the institutional placement and thank our new and existing institutional shareholders for their support at this exciting stage of Fisher & Paykel Appliances' international growth".

Deutsche Bank acted as Sole Bookrunner and Underwriter for the institutional placement. Settlement of the placement is expected to occur on 23 June 2006. Shares issued under the placement are expected to commence trading on the NZSX and ASX on 26 June 2006.

FPA will also offer eligible New Zealand and Australian registered shareholders the opportunity to subscribe for up to NZ$5,000 worth of shares through a share purchase plan (SPP). The record date for the SPP is 19 June 2006 and further details of the plan are expected to be sent to shareholders in the coming week.

Fisher & Paykel Appliances Holdings Limited

For further information please contact John Bongard, CEO and Managing
Director; or Paul Brockett, VP Investor Relations, on +64 9 2730600.
This announcement will also be available on our website

www.fisherpaykel.com

Embargo Until None

Description	Type	Size (kb)	Action
fpa completes	PDF file	14	



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Last 5 Released Announcement(s)

- FPA Completes NZ$55 Million Institutional Placement *Released - 16 Jun 2006 at 08:49:01 AM*
- Presentation on Italian cookware business acquisition *Released - 15 Jun 2006 at 11:14:51 AM*
- FPA - Application for Waiver and Approval *Released - 15 Jun 2006 at 09:28:38 AM*
- FPA - Trading Halt of Securities *Released - 15 Jun 2006 at 08:41:58 AM*
- Fisher & Paykel Appliances Press Release *Released - 15 Jun 2006 at 08:41:40 AM*

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Fisher & Paykel Appliances Holdings Limited

FPA STOCK EXCHANGE RELEASE ASX/NZX 16 JUNE 2006

Fisher & Paykel Appliances Completes NZ$55 Million Institutional Placement

Fisher & Paykel Appliances Holdings Limited ("FPA") is pleased to confirm that it has today successfully completed the institutional component of the equity raising to partly fund the acquisition of Elba S.p.A.

Following strong demand, a total of 12 million shares will be issued through this placement, to raise NZ$55 million. The placement price of NZ$4.60 was determined by a bookbuild and represents a 2.2% premium to the closing price on 14 June 2006.

FPA's CEO and Managing Director, John Bongard said, "We are delighted with the success of the institutional placement and thank our new and existing institutional shareholders for their support at this exciting stage of Fisher & Paykel Appliances' international growth".

Deutsche Bank acted as Sole Bookrunner and Underwriter for the institutional placement. Settlement of the placement is expected to occur on 23 June 2006. Shares issued under the placement are expected to commence trading on the NZSX and ASX on 26 June 2006.

FPA will also offer eligible New Zealand and Australian registered shareholders the opportunity to subscribe for up to NZ$5,000 worth of shares through a share purchase plan (SPP). The record date for the SPP is 19 June 2006 and further details of the plan are expected to be sent to shareholders in the coming week.

Fisher & Paykel Appliances Holdings Limited

For further information please contact John Bongard, CEO and Managing Director; or Paul Brockett, VP Investor Relations, on +64 9 2730600.
This announcement will also be available on our website

www.fisherpaykel.com



View Announcement

Headline	FPA - Lifting of Trading Halt of Securities
Announcement text	NZX Regulation Announcement Fisher & Paykel Appliances Holdings Limited (FPA) Lifting of Trading Halt of Securities NZX Regulation advises that Fisher & Paykel Appliances Holdings Limited (FPA) has requested the lifting of the trading halt that was placed on FPA securities yesterday, 15 June 2006. The trading halt will be lifted effective immediately.
Embargo Until	None

Description	Type	Size (kb)	Action
Lifting of trading halt	PDF file	32	
Lifting of trading halt	PDF file	32	

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Being Worked On (0)

No announcements are being worked on.

Waiting for Release (0)

No announcements pending.

Last 5 Released Announcement(s)

- FPA - Lifting of Trading Halt of Securities *Released - 16 Jun 2006 at 09:00:44 AM*
- FPA Completes NZ$55 Million Institutional Placement *Released - 16 Jun 2006 at 08:49:01 AM*
- Presentation on Italian cookware business acquisition *Released - 15 Jun 2006 at 11:14:51 AM*
- FPA - Application for Waiver and Approval *Released - 15 Jun 2006 at 09:28:38 AM*
- FPA - Trading Halt of Securities *Released - 15 Jun 2006 at 08:41:58 AM*

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16 June 2006

NZX Regulation Announcement
Fisher & Paykel Appliances Holdings Limited (FPA)
Lifting of Trading Halt of Securities

NZX Regulation advises that Fisher & Paykel Appliances Holdings Limited (FPA) has requested the lifting of the trading halt that was placed on FPA securities yesterday, 15 June 2006.

The trading halt will be lifted effective immediately.

ENDS

EMAIL: announce@nzx.com

Notice of event affecting securities

NZX Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10.
For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Number of pages including this one (Please provide any other relevant details on additional pages): 1

Full name of Issuer: Fisher & Paykel Appliances Holdings Limited

Name of officer authorised to make this notice: Mark Richardson

Authority for event, e.g. Directors' resolution: Directors' Resolution

Contact phone number: 64 9 273 0600

Contact fax number:

Date: 16 / 06 / 2006

Nature of event

Tick as appropriate

- Bonus Issue ☐ — If ticked, state whether: Taxable ☐ / Non Taxable ☐
- Conversion ☐
- Interest ☐
- Rights Issue Renouncable ☐
- Share Purchase Plan
- Rights Issue non-renouncable ☑
- Capital change ☐
- Call ☐
- Dividend ☐ — If ticked, state whether: Interim ☐ Full Year ☐ Special ☐

EXISTING securities affected by this

If more than one security is affected by the event, use a separate form.

Description of the class of securities: Fisher & Paykel Appliances Holdings Limited ordinary shares

ISIN: NZFPAE0001S2 (If unknown, contact NZX)

ails of securities issued pursuant to this event

If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities: Fisher & Paykel Appliances Holdings Limited ordinary shares

ISIN: NZFPAE0001S2 (If unknown, contact NZX)

Number of Securities to be issued following event: $10 million at Issue Price (determined on 31/07/2006 subject to right to accept over-subscription)

Minimum Entitlement:

Ratio, e.g ① for ②: ☐ for ☐

Conversion, Maturity, Call Payable or Exercise Date: N/A (Enter N/A if not applicable)

Treatment of Fractions:

Tick if pari passu: ✓ OR provide an explanation of the ranking:

Strike price per security for any issue in lieu or date Strike Price available.: 31/07/2006

Monies Associated with Event

Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents

Amount per security: $

Source of Payment:

Currency:

Supplementary dividend details - Listing Rule 7.12.7: Amount per security in dollars and cents: $; Date Payable:

Total monies: $

Taxation

Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price: $

Resident Withholding Tax: $

Credits (Give details): $

Timing

(Refer Appendix 8 in the Listing Rules)

Record Date 5pm — For calculation of entitlements:
19/06/2006. FPA has applied for a waiver from NZX to give this Appendix 7 Notice on 16/06/2006 for a Record Date on 19/06/2006. This waiver is required because only 1 Business Days' notice of the Record Date is being given and not the required 10 Business Days' notice.

Application Date — Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week: 14/07/06

Notice Date — Entitlement letters, call notices, conversion notices mailed: 20/06/06

Allotment Date — For the issue of new securities. Must be within 5 business days of record date: 1/08/06

OFFICE USE ONLY

Ex Date:
Commence Quoting Rights:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:
Cease Quoting Old Security 5pm:

Security Code:

Security Code: